New Jersey Mining Company
P.O. BOX 1019
KELLOGG, ID 83837
(208) 783-3331 [PHONE OR FAX]
minesystems@newjerseymining.com [EMAIL]

August 17, 2011
Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Jaramillo:

Following are responses to the SEC’s comments emailed to our office on August 10, 2011 relating to the Company’s 2010 Form 10-K filed March 31, 2011 and 2011 Form 10-Q for Fiscal Quarter Ended March 31, 2011 filed May 16, 2011. We have discussed our planned responses with internal staff and with our auditors and submit the following responses. I believe we have responded fully to the comments made by SEC.

Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 31, 2011

General

1.

Comment: We note your web site contains disclosure about adjacent or other properties on which you company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties"

Response: We have added the above mentioned wording to our website..

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.

Comment: Please tell us why you did not include any disclosures of off-balance sheet arrangements herein. Revise future filings, as necessary, to include any disclosures required by Item 303(a)(4) of Regulation S-K.

Response: We do not have any off balance sheet arrangements to disclose.

Changes in Financial Condition, page 17

3.

Comment: Please revise your Management's Discussion and Analysis disclosures in future filings to explain the reason for all significant changes to your financial statement line items. In this regard, we note no discussion of the reasons for a significant decrease in current notes payable and a decrease in a deposit received on the sale of mineral property that appears to have resulted in a gain on default. Also, in future filings your Management's Discussion and Analysis disclosures related to liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes, Even where reported amounts of cash provided and used by operations, investing activities or financing have been consistent, if the underlying sources of those cash flows have materially varied, analysis of that variability should be provided, For example, we note the company raised approximately $980 thousand through private placements of its common stock. Refer to the guidance in Item 303(a) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: The Company will expand the Changes in Financial Condition section of the Management's Discussion and Analysis to provide explanations for all significant changes to financial statement line items in the future as described in the SEC's comment above.

Financial Statements, page 20

Notes to Financial Statement, page 28

Note 2 Summary of Significant Accounting Policies, page 28

Accounting for Investments in Joint Ventures, page 28

4.

Comment: We see you indicate herein that joint ventures in which you do not have the ability to exercise significant influence are accounted for using the cost method and joint ventures in which you are deemed to have the ability to exercise significant influence you utilize the equity method. Please revise future filings to clearly disclose the joint venture investees in your financial statements that are accounted for under the cost method and those that are accounted for under the equity method, Also, specifically indicate your ownership percentage in such investees, how you determined whether you have or did not have significant influence over such investees, and where in your statements of operations you have recorded and presented your proportionate share of the joint venture's earnings and losses, Finally, proved us with references to the authoritative accounting literature that you followed in connection with your accounting and presentation of your joint venture investees and provide us with a draft of the proposed revisions to your future filings in response to this comment.

Response: Below is a draft of the Company’s policy for accounting for investments in joint ventures. We followed the guidance provided in ASC 323 and ASC 810 in developing the accounting policy.

For joint ventures in which the Company does not have joint control or significant influence, the cost method is used. Under the cost method, these investments are carried at the lower of cost or fair value. For those joint ventures in which there is joint control between the parties, the equity method is utilized whereby the Company’s share of the ventures’ earnings and losses is included in the statement of operations as earnings in joint ventures and its investments therein are adjusted by a similar amount.

For joint ventures where the Company holds more than 50% of the voting interest and has significant influence, the joint venture is consolidated with the presentation of noncontrolling interest. In determining whether significant influence exists, the Company considers its participation in policy-making decisions and its representation on the venture’s management committee.

At December 31, 2011 and 2010, the Company’s percentage ownership and method of accounting for each joint venture is as follows:

	December 31, 2011			December 31, 2010
Joint Venture	% Ownership	Significant Influence?	Accounting Method	% Ownership	Significant Influence?	Accounting Method
New Jersey Mill Joint Venture	XX%	Yes	Consolidated	--	--	--
Golden Chest LLC	XX%	XXXX	XXXX	87%	No	Cost

Note 12. Commitments and Contingencies, page 36

5.

Comment: We note that for the environmental matters discussed in this note you have not indicated whether you have any amounts accrued. Please tell us the amount you have accrued for environmental claims or any other contingencies at each balance sheet date presented. For claims where no accrual has been made for loss contingencies or if an exposure to loss exists in excess of the amount accrued please tell us if there is a least a reasonable possibility that a loss or an additional loss may have been incurred and your reasons for such conclusion. Please note that for unrecognized contingencies that meet the criteria in paragraph 2 of ASC 450-20- 50 you are required to disclosure (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made. Please revise this note in future filings to provide the required disclosure or tell us why you believe your current disclosure meets the afore mentioned requirements.

Response: No amounts have been accrued for environmental claims or any other contingencies as of December 31, 2010 and 2009. In addition, no environmental claims, asserted or otherwise, against the Company have been made.

As disclosed, we have not received notification from any federal, state or regulatory authority that indicates the Company has been identified as a potential responsible party to any environmental cleanup activities. We have provided the disclosure merely based on the fact that our properties are located within the Coeur d’Alene River Basin, an area has been identified as a remediation site by the EPA.

As a result of the comment, we have reassessed the disclosure and determined that we will remove the disclosure from future filings. Based upon our current knowledge, we do not consider it probable that a claim will be asserted and we have no indication that there is a reasonable possibility that the outcome of any assertion would be unfavorable. As such, no disclosure is required based upon the provisions of ASC 450-20-50-6. We will reassess the matter at each reporting date to determine if the disclosure should be reinstated based on changes in circumstances.

Form 10-Q for the Quarterly Period Ended March 31, 2011 filed May 16, 2011

Signatures and Exhibit 31 and 32

6

Comment: We see that this Form 10Q as well as the Section 302 and 906 certifications of your Principal Executive Office and Principal Financial Officer included as Exhibits 31 and 32 are all dated March 14, 2011. Please amend this filing to have your Chief Executive Officer and Chief Financial Officer currently date and sign the Form 10-Q, as well as the Section 301 and 906 certifications included as Exhibits 31 and 32. Your amendment should include all items required by Form 10Q (i.e., the entire document).

Response: We have filed an amended Form 10Q for the period ended March 31, 2011 with the signatures and Section 302 and 906 currently dated.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

Fred W. Brackebusch
President